THE DRESS BARN, INC.
30 Dunnigan Drive
Suffern, New York 10901

October 23, 2009

VIA ELECTRONIC TRANSMISSION

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	The Dress Barn, Inc.
Registration Statement on Form S-4
File No. 333-161267

Dear Mr. Reynolds:

      Pursuant to Rule 461 of the Securities Act of 1933, as amended, The Dress Barn, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 9:00 a.m. Eastern Time on October 26, 2009, or as soon thereafter as practicable.

     The Company acknowledges that:

      (a) should the United States Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

      (b) the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

      (c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE DRESS BARN, INC.

By: /s/ David R. Jaffe
Name: David R. Jaffe
Title: President and Chief Executive Officer